January 29, 2018

RE: Get cash now from your Summit Healthcare REIT investment.

Dear Investor,

Good news!  Now you can sell your Summit Healthcare REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $1.42 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Summit Healthcare REIT to decide if or when you get your money back. But this offer expires on February 28, 2018, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. Summit Healthcare REIT has given no indication when it might liquidate and its charter does not require it to do so by a specified date. Sell today and ensure you get your money out from this security.

•	Higher offer price. Our current offer price of $1.42 per Share is roughly 6% higher than the previous offer of $1.34 per Share we made in September 2017.
•
No distributions or redemptions. Distributions have not been paid since 2011 and the stock repurchase program was suspended as of December 31, 2010. The company has not said if, or when, distributions or redemptions will resume.

•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after Summit Healthcare REIT confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.  Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires February 28, 2018 (unless extended). So don't delay. Fill out and mail in the Summit Healthcare REIT Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.